July 29, 2025

Marty Rendall
Chief Financial Officer
Electra Battery Materials Corp
133 Richmond Street West, Suite 602
Toronto, ON M5H 2L3

       Re: Electra Battery Materials Corp
           Form 20-F for the Fiscal Year ended December 31, 2024
           Filed April 24, 2025
           File No. 001-41356
Dear Marty Rendall:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation